

SE 16012628

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultimus Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati	Ohio	45246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Dorsey (513) 587-3401 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Franz CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

8370 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:


SUE A. PILCHER - NOTARY PUBLIC
COMM. EXP. OCT 21, 2019
STATE OF OHIO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTIMUS FUND DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2015

FRANZ CPAs, Inc.

Certified Public Accountants

ULTIMUS FUND DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2015

ULTIMUS FUND DISTRIBUTORS, LLC

Table of Contents

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

8370 E. Kemper Road • Cincinnati, Ohio 45249

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimus Fund Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital for brokers and dealers pursuit to Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Ultimus Fund Distributors, LLC's financial statements. The schedule is the responsibility of the Company's management. Our audit procedures included determining whether the schedule reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule. In forming our opinion on the schedule, we evaluated whether the schedule, including its form and content, is presented in conformity with 17C.F.R § 240.17a-5. In our opinion, the schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

FRANZ CPAs, Inc.

February 16, 2016
Cincinnati, Ohio

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current Assets	
Cash	$ 290,294
Receivable from customers	25,550
Prepaid registration fees	24,162
Prepaid insurance	2,250
Total current assets	$ 342,256

LIABILITIES & MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$ 160
Total current liabilities	160
Commitments and contingent liabilities	-
Member's Equity	342,096
Total liabilities and member's equity	$ 342,256

See independent auditor's report and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2015

Revenues:	
Distribution fees	$ 237,750
License fees	16,750
Underwriting fees	1,350
Total revenues	255,850
Expenses:	
Management fees - related party (Note C)	180,000
Registration fees	31,403
Professional fees	11,520
Insurance	750
Dues and subscriptions	225
Total expenses	223,898
Net income	$ 31,952

See independent auditor's report and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2015

Balance at December 31, 2014	$ 310,144
Net income	31,952
Balance at December 31, 2015	$ 342,096

See independent auditor's report and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 31,952
Changes in operating assets and liabilities:	
Increase in receivable from customers	(5,155)
Increase in prepaid insurance	(2,250)
Increase in prepaid registration fees	(1,915)
Decrease in accounts payable	(3,610)
Total changes	(12,930)
Net cash provided by operating activities	19,022
Cash at beginning of the year	271,272
Cash at end of the year	$ 290,294

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2015

NOTE A - Organization and Nature of Business

Ultimus Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

NOTE B – Summary of Significant Accounting Policies

Basis of Presentation
Financial statement presentation follows accounting principles generally accepted in the United States of America as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board. The financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Customers
Accounts receivable are stated at their contractual outstanding balances and do not bear interest. Accounts receivable are stated at fair value, which reflect the amount management expects to collect from outstanding balances. Accounts are considered past due if any portion of an account has not been paid in full within the contractual terms of the account. The Company begins to assess its ability to collect receivable that are over 30 days past due and provides for an adequate allowance for doubtful accounts based on the Company's collection history, the financial stability and recent payment history of the customer, and other pertinent factors. Based on these criteria, no allowance for doubtful accounts has been provided at December 31, 2015 since the Company expects no material losses.

Distribution and Licensing Fee Income
The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee from $500 to $1,000, although fees are subject to negotiation. Distribution and licensing fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

NOTE B – Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member in accordance with regulations of the Company. The 2012 through 2014 tax years remain subject to examination and change by the Internal Revenue Service. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Registration Fee Expense
Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

Cost Reimbursement
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. The Company places its cash reserves with high credit quality financial institutions. The Company maintains cash deposits in banks which from time to time exceed the federally insured deposit amount of $250,000. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

NOTE C - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000. The Agreement has been amended most recently in January 2015. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration and accounting services. The Company pays a $15,000 monthly management fee to the Member under the current Cost Assumption Agreement. The total management fee equaled $180,000 for the year ended December 31, 2015.

NOTE D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2015, the Company had net capital of $290,134, which was $265,134 in excess of its required net capital of $25,000.

NOTE E – Concentration of revenue and accounts receivable

For the year ended December 31, 2015, approximately 22% of the Company's revenues originated from one mutual fund family belonging to one investment company. As of December 31, 2015, approximately 26% of accounts receivable are due from this investment company.

NOTE F – Subsequent Events

Subsequent events were evaluated for disclosure through February 16, 2016, which was the date the financial statements were available to be issued. No subsequent events occurred through this date that requires disclosure.

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital

Total partner capital from Statement of Financial Condition	$ 342,096
Deduct partner capital not allowable for net capital	-
Total partner capital qualified for net capital	342,096
Add:	
Liabilities subordinated to claims of general creditors allowable in computation on net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	342,096
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	(51,962)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities - proprietary capital changes	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	290,134
Haircuts on securities	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net Capital	$ 290,134

See independent auditor's report.

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2015

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$	160
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	160
Percentage of aggregate indebtedness to net capital		0.06%

Computation of Basic Net Capital Requirement

Minimum net capital required	$	11
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	265,134
Excess net capital at 1000 percent	$	260,134

See independent auditor's report.



ULTIMUS
FUND DISTRIBUTORS

Ultimus Fund Distributors, LLC Exemption Report

Ultimus Fund Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k):

> 15c3-3(k)(2)(i) - The Company does not hold customer funds or safe keep customer securities.

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Ultimus Fund Distributors, LLC

I, Robert G. Dorsey, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Robert G. Dorsey
Managing Director

February 16, 2016

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

8370 E. Kemper Road • Cincinnati, Ohio 45249

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Ultimus Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ultimus Fund Distributors, LLC ("Ultimus") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ultimus claimed an exemption from 17C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Ultimus stated that Ultimus met the identified exemption provisions throughout the most recent fiscal year without exception. Ultimus' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Ultimus' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FRANZ CPAs, Inc.

February 16, 2016
Cincinnati, Ohio

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you
8370 E. Kemper Road • Cincinnati, Ohio 45249
(513) 489-4848 • FAX (513) 489-4856
www.franzcpas.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's Exemption from SIPC Membership

Member
Ultimus Fund Distributors
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the entity's claim for exemption from the Securities Investor Protection Corporation (SIPC) membership for the year ended December 31, 2015, which were agreed to by Ultimus Fund Distributors, LLC (UFD) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and other specified parties in evaluating UFD's exemption from SIPC membership. UFD's management is responsible for evaluating its exemption from the SIPC. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Inspected Form SIPC-3, Certification of Exclusion from Membership, filed by Ultimus Fund Distributors, LLC for the year ended December 31, 2015 noting the form was signed and dated on January 4, 2016. No exceptions noted.
2. Verified that Ultimus Fund Distributors, LLC did not hold any funds for customers during the year ended December 31, 2015. No exceptions noted.
3. Confirmed that the sole business of Ultimus Fund Distributors, LLC as a broker-dealer consists exclusively of the distribution of shares of registered open-end investment companies or unit investments trust. No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on exemption from SIPC membership. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified party.

FRANZ CPAs, Inc.

February 16, 2016
Cincinnati, Ohio

COPY

Securities Investor Protection Corporation
1667 K St. N.W., Suite 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts
  - ☐ (II) the sale of variable annuities
  - ☐ (III) the business of insurance,
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/4/2016

Authorized Signature/Title Date

SIPC-3 2015

8-052643

Ultimus Fund Distributors, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

Securities Investor Protection Corporation
1667 K St. N.W., Suite 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.